Highland Opportunities & Income Fund SC TO-I

Exhibit 99.(a)(5)(1)

Highland Opportunities and Income Fund (HFRO) Announces Commencement of Tender and Exchange Offer

DALLAS, February 3, 2025 - The Highland Opportunities and Income Fund (NYSE:HFRO) (“HFRO” or the “Fund”) today announced the commencement of a tender and exchange offer (the “Exchange Offer”) for common shares (the “Shares”) in exchange for up to $100 million in newly issued Series B Preferred Shares. The Fund previously announced plans for the Exchange Offer on November 25, 2024.

The Exchange Offer is part of the ongoing, targeted strategy from the Fund’s adviser, NexPoint Asset Management, L.P. (the “Adviser”), and the Board of Trustees (the “Board”) to address the Share price’s discount to net asset value (“NAV”) and attempt to enhance long-term shareholder value. Other initiatives under this strategy include: a Share repurchase program; a commitment to enhanced transparency through quarterly calls and shareholder materials that offer in-depth information on the Fund, portfolio, and top holdings, among other communications; the formation of a dedicated Board committee to continuously assess efforts to reduce the discount; and adjustments to Board compensation to provide further alignment with HFRO shareholders. Building on these and other initiatives, the Adviser and the Board believe the Exchange Offer provides a potential solution aiming to narrow the discount to NAV, while also allowing a significant number of shareholders to tender their Shares at a significant premium to the current market price.

The Exchange Offer will begin on February 3, 2025, and expire at 5 p.m. Eastern Time on March 4, 2025 (the “Expiration Date”), unless the Exchange Offer is extended.

As previously announced, the Fund intends to acquire up to $100 million of its Shares (based on the exchange price) in exchange for the Fund’s newly issued Series B Preferred Shares. The exchange price for the Exchange Offer is $10.00 per Share, which represents a significant premium to the current Share market price. If requests to tender exceed the $100 million maximum purchase price, the Fund intends to purchase shares from all tendering shareholders on a pro rata basis that will be allotted based on each shareholder’s pro rata holdings. The Fund will not issue fractional Series B Preferred Shares.

The Series B Preferred Shares received an Investment Grade (BBB+) rating from Egan-Jones and are expected to be listed on the New York Stock Exchange (“NYSE”). The Series B Preferred Shares to be issued are intended to be structured similarly to the existing 5.375% Series A Cumulative Preferred Shares (NYSE:HFRO.PR.A).

Terms of the Exchange Offer

Exchange Price per Common Share	$10.00
Maximum Aggregate Purchase Price	$100 million
Coupon of Series B Preferred Shares	5.375%
Liquidation Preference of Series B Preferred Shares	$25.00 per share
Rating	BBB+
Commencement Date	February 3, 2025
Expiration Date	March 4, 2025 (5 p.m. EST)

The complete details of the Exchange Offer are provided in the offering documents that are filed with the Securities and Exchange Commission (“SEC”).

Information and other resources for shareholders regarding the Exchange Offer are available on the Fund’s website at nexpointassetmgmt.com/opportunities-income-fund.

Additional Information

The Exchange Offer is being made on the terms and subject to the conditions set forth in the Fund’s Exchange Offer Statement and related Letter of Transmittal that are being filed with the Securities and Exchange Commission (“SEC”). Once filed these will be available to view at sec.gov and on the Fund’s website at nexpointassetmgmt.com/opportunities-income-fund.

The Fund’s website also includes a link to sign up to receive Fund communications via email. (Shareholders can also sign up directly – here.)

For additional questions or assistance, please contact the Company’s Information Agent: EQ Fund Solutions, LLC, toll-free at (866) 416-0576. Holders of Common Shares may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Exchange Offer.

About the Highland Opportunities and Income Fund
The Highland Opportunities and Income Fund (NYSE: HFRO) is a closed-end fund managed by NexPoint Asset Management, L.P. For more information visit nexpointassetmgmt.com/opportunities-income-fund.

About NexPoint Asset Management, L.P.
NexPoint Asset Management, L.P. is an SEC-registered investment adviser. It is the adviser to a suite of registered funds, including open-end mutual funds and closed-end funds. For more information nexpointassetmgmt.com,

Risks and Disclosures
Additional terms and conditions of the Exchange Offer are set forth in the Fund’s offering materials, which are being filed with the SEC and are being distributed to the Fund’s common shareholders. If the number of common shares tendered for the Fund exceeds the maximum amount of the Exchange Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional common shares and fractional Series B Preferred Shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s common shares tendered in the Exchange Offer. The Fund may determine not to accept shares tendered in the Exchange Offer under various circumstances, as are set forth in the offering materials. Further information about the Exchange Offer will be announced in future press releases and are included in the Fund’s offering materials.

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of HFRO and the above statements are not intended to constitute an offer to participate in any tender offer. The solicitation and the offer to exchange common shares of HFRO are only being made pursuant to an offer to exchange and related materials that HFRO is filing with the SEC. HFRO is filing an Exchange Offer Statement on Schedule TO containing an offer to exchange, forms of letters of transmittal and other documents relating to the Exchange Offer. HFRO is distributing these documents to the shareholders of the Fund. These documents contain important information about the Exchange Offer and shareholders of HFRO are urged to read them carefully. Investors may obtain free copies of the Exchange Offer Statement and other documents filed with the SEC at the SEC’s web site at sec.gov or on the Fund’s website at nexpointassetmgmt.com/opportunities-income-fund.

The Fund is relying on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) to exempt the Exchange Offer from the registration requirements of the Securities Act. Section 3(a)(9) provides that the registration requirements of the Securities Act will not apply to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Fund has no contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting tenders in the Exchange Offer.

Investors should consider the investment objectives, risks, charges, and expenses of the Highland Opportunities and Income Fund carefully before investing. This and other information can be found in the Fund’s annual report, which may be obtained by calling (800) 357-9167 or on the website at nexpointassetmgmt.com. Please read the annual report carefully before you invest. Any distribution paid by the Fund may include a return of capital. Please refer to the 19(a)-1 Source of Distribution Notice on the NexPoint Asset Management website for Section 19 notices that provide estimated amounts and sources of the Fund’s distributions, which should not be relied upon for tax reporting purposes.

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CONTACTS

Investor Relations
Kristen Griffith
IR@nexpoint.com

Media Relations
comms@nexpoint.com